UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Saratoga Investment Corp.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

80349A 109

(CUSIP Number)

Elizabeth Oberbeck

545 Fifth Avenue

Suite 1100

New York, New York 10017

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 9, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 80349A 109

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) ELIZABETH OBERBECK
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 744,183
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 744,183
11	Aggregate Amount Beneficially Owned by Each Reporting Person 744,183 (See Item 5 below)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 13.8% (See Item 5 Below)
14	Type of Reporting Person IN

Item 1. Security and Issuer

This Schedule 13D is being filed by Elizabeth Oberbeck (the “Reporting Person”) to report the beneficial ownership of shares of the common stock, par value $0.001 per share (the “Common Stock”), of Saratoga Investment Corp., a Maryland corporation (the “Issuer”). The principal executive office of the Issuer is located at 535 Madison Avenue, New York, NY 10022.

Item 2. Identity and Background

This Schedule 13D is being filed by the following person:

(1)	Elizabeth Oberbeck is a United States citizen.

During the last five years, Elizabeth Oberbeck has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such Reporting Person is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Ms. Oberbeck received the herein referenced shares of Common Stock (the “Shares”) pursuant to a domestic relations order.

Item 4 Purpose of the Transaction

In connection with the domestic relations order, Christian L. Oberbeck, the Chief Executive Officer and a member of the Board of Directors of the Issuer, entered into an Agreement Relating to Shares of Common Stock of Saratoga Investment Corp. (the “Transfer Agreement”) with Ms. Oberbeck and agreed to transfer 744,183 shares of Common Stock beneficially owned by him to Ms. Oberbeck pursuant to the terms thereof.

Except as set forth above or such as would occur upon completion of any of the actions discussed above, the Reporting Person does not have any intention to engage in any of the transactions described in paragraphs (a) – (j) of Item 4 of Schedule 13D. The Reporting Person reserves the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type described in paragraphs (a) – (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) The percentages set forth below and otherwise herein are based on 5,379,616 shares of Common Stock outstanding as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on October 14, 2014.

(b) Elizabeth Oberbeck shares voting and dispositive power with respect to 744,183 shares of Common Stock with Christian L. Oberbeck.

(c) Other than Christian L. Oberbeck’s transfer of 744,183 shares of Common Stock to Elizabeth Oberbeck pursuant to the Transfer Agreement, there have been no transactions in the Issuer’s Common Stock effected by the Reporting Person during the past 60 days.

(d) No person (other than the Reporting Person) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to the Transfer Agreement, Christian L. Oberbeck transferred 744,183 shares of Common Stock beneficially owned by him (the “Transferred Shares”) to Ms. Oberbeck. Ms. Oberbeck has full ownership rights with respect to the Transferred Shares, including without limitation, the right to (A) receive any cash and/or stock dividends and distributions paid on or with respect to the shares and (B) sell the shares in accordance with the provisions of the Transfer Agreement and receive all proceeds therefrom. However, pursuant to the terms of the Transfer Agreement, Mr. Oberbeck has retained the right to vote the Transferred Shares, except that Ms. Oberbeck has retained the right to vote the Transferred Shares with respect to any corporate action that could give rise to dissenters or other rights of an objecting shareholder under Maryland General Corporation Law. The Transfer Agreement also contains a right of first refusal that requires Ms. Oberbeck to offer Mr. Oberbeck the opportunity to purchase the Transferred Shares and any other shares of Common Stock owned by her prior to her intended sale of the shares. In addition, Ms. Oberbeck has agreed to limit any sales of the Shares to one percent of the Issuer’s outstanding shares of Common Stock during any three month period until the second anniversary of the date of the Transfer Agreement.

Except as otherwise described in this Schedule 13D, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any shares of Common Stock of the Company, including, but not limited to, transfer or voting of any of the Common Stock, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7 Materials to be Filed as Exhibits

Exhibit 4	Agreement Relating to Shares of Common Stock of Saratoga Investment Corp., dated October 9, 2014 (incorporated by reference to Exhibit 4 to Christian L. Oberbeck’s Schedule 13D/A filed on October 27, 2014).

SIGNATURE

After reasonable inquiry and to the best of her knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 27, 2014

ELIZABETH OBERBECK

By:	/s/ Elizabeth Oberbeck